Form 51–102F3

Material Change Report

Item 1	Name and Address of Company

PhotoChannel Networks Inc.
425 Carrall St., Suite 590
Vancouver, BC V6B 6E3

(the “Company”)

Item 2	Date of Material Change

April 2, 2007

Item 3	News Release

The Company disseminated a news release via CCN Matthews on April 2, 2007.

Item 4	Summary of Material Changes

The Company announced the initial closing of the private placement announced March 28, 2006.

Item 5	Full Description of Material Change

The Company announced the initial closing of the private placement (the “Offering”) announced March 28, 2006, by issuing 4,265,588 units (each a “Unit”) at a price of US$3.40 per Unit for total gross proceeds to the Company of approximately US$14,502,999.

Each Unit consists of one common share and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional common share (a “Warrant Share”) at a price of US$4.00 per share for a period of two years from the closing of the private placement. The Warrants include an acceleration provision pursuant to which, if the volume weighted average price of the common shares over a period of 30 consecutive trading days exceeds US$6.00 per share, the Company will have the right to accelerate the expiry date of the Warrants to a date which is 20 business days after the date the Company provides written notice to the warrantholders (the “Accelerated Expiry Date”). This right to accelerate the expiry of the Warrants is only exercisable by the Company if on the date of providing notice of the acceleration of the Warrants and on the Accelerated Expiry Date (i) the Warrants have been outstanding for at least four months and (ii) the Warrant Shares are the subject of a valid registration statement under the Securities Act of 1933. The Offering was conducted partly through placement agents.

The Company plans to use the net proceeds of the Offering for general corporate purposes and to take advantage of potential corporate opportunities as they may arise.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

To obtain further information please contact the Chief Financial Officer, Robert Chisholm at (604) 893-8955.

Item 9	Date of Report

April 3, 2007.